1900 K Street, NW
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www.dechert.com
ADAM T. TEUFEL
adam.teufel@dechert.com
+1 202 261 3464 Direct
+1 202 261 3164 Fax

June 28, 2016

VIA EDGAR

Amy Miller

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Equity Series VIT (the “Registrant”)

  File Nos. 333-164078, 811-22376

Dear Ms. Miller:

In an April 19, 2016 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) initial comments on Post-Effective Amendment No. 12 (“PEA 12”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 14 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on February 29, 2016. PEA 12 was filed in connection with the annual update of the Registrant’s Administrative Class, Institutional Class, and Advisor Class prospectuses and Statement of Additional Information. Per your request, we submitted our draft of the Staff’s oral comments to you for an opportunity to revise and clarify the Staff’s comments where applicable. On April 22, 2016, you provided the Staff’s written revisions to the draft summary of oral comments, together with certain additional comments. Accordingly, the comments set forth below are the Staff’s comments that were provided to us in writing on April 22, 2016. The Registrant’s responses are set forth below. Undefined capitalized terms used below have the same meaning as given in PEA 12.

As we discussed, in light of the variable insurance industry-standard practice of delivering final prospectuses to insurance company clients in advance of the variable insurance trust’s annual update post-effective amendment, which for the Registrant was filed April 29, 2016, and the timing of our receipt of the Staff’s final comments on April 22, 2016 (i.e., one week prior to the post-effective amendment, but after final prospectuses were delivered to the Registrant’s insurance company clients), the Registrant did not have the opportunity to incorporate any of the Staff’s comments into its annual update post-effective amendment filed April 29, 2016. However,

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley

Washington DC   EUROPE  Brussels  Dublin  Frankfurt  London  Luxembourg  Moscow  Munich  Paris   ASIA  Beijing  Hong Kong

Amy Miller June 28, 2016 Page 2

certain comments set forth below will be considered in connection with the annual updates for other PIMCO-advised open-end fund registrants later this year, as indicated in the applicable responses and will also be considered by the Registrant at its next scheduled annual update.

Prospectuses

Comment 1: With respect to the changes to the Portfolio’s name, investment objective and principal investment strategies, please explain the rationale for implementing these changes via the May 2015 Rule 497 supplement rather than a Rule 485(a) post-effective amendment.

Response: The SEC has issued limited guidance setting forth the exact circumstances under which a Rule 497 supplement is appropriate, as opposed to a post-effective amendment pursuant to Rule 485 under the 1933 Act. The Registrant approaches this determination through a reasonableness standard with respect to the materiality of the supplemented information. The standard required for filing either is one of materiality, but whether a Rule 497 supplement will be sufficient typically is a question of judgment.1 Aside from situations where the SEC has stated specifically that a supplement will be sufficient, the question of whether the Portfolio is required to amend its registration statement rather than supplementing its prospectus is a factual determination and there is no clear, absolute standard.

In the SEC’s release regarding shelf registrations, which are somewhat similar to mutual funds in that both types of entities have the capacity to offer securities on an ongoing basis, the SEC set forth what generally is regarded as the standard in the mutual fund industry for when a post-effective amendment will be required (and, by implication, where a mere supplement will not be sufficient).2 In that release, the SEC indicated that a post-effective amendment would be required “to reflect any facts or events arising after the effective date of the registration statement which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.”3 The SEC stated that its intent in using the term “fundamental” was

[1]

See Disclosure of Mutual Fund Performance and Portfolio Managers, Investment Company Act Rel. No. 19382 (Apr. 6, 1993) (noting, “Funds are required to update their prospectuses to disclose material changes subsequent to the effective date of the registration statement or any post-effective amendment. This updated disclosure usually would be set forth in a prospectus supplement or ‘sticker’ that is filed with the Commission and delivered to investors.”).

[2]

Shelf Registration, Exchange Act Rel. No. 20384 (Nov. 17, 1983) (adopting Rule 415 of the 1933 Act); Delayed or Continuous Offering and Sale of Exchange Act Rel. No. 18010 (Aug. 5, 1981) (proposing Rule 415 of the 1933 Act).

[3]	Delayed or Continuous Offering and Sale of Securities, Exchange Act Rel. No. 18010 (Aug. 5, 1981) (emphasis added).

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“to reflect more accurately the current staff practice under which post-effective amendments are filed when major and substantial changes are made to information contained in the registration statement. Material changes that can be accurately and succinctly stated in a short sticker would continue to be permitted.”4

These principles support the use of a Rule 497 supplement to implement the changes to the Portfolio’s name, investment objective and principal investment strategies that were first disclosed in May 2015. The following table provides a side-by-side comparison of the “old” and “new” name, investment objective and principal investment strategies:

Old Name	New Name
PIMCO EqS Pathfinder Portfolio®	PIMCO Global Dividend Portfolio
Old Investment Objective	New Investment Objective
The Portfolio seeks capital appreciation.	The Portfolio’s primary investment objective is to seek to provide current income that exceeds the average yield on global stocks. The Portfolio’s secondary objective is to seek to provide long-term capital appreciation.
Old Principal Investment Strategy	New Principal Investment Strategy
The Portfolio invests under normal circumstances in equity securities, including common and preferred stock (and securities convertible into, or that PIMCO expects to be exchanged for, common or preferred stock), of issuers that PIMCO believes are undervalued. The Portfolio’s bottom-up value investment style attempts to identify securities that are undervalued by the market in comparison to PIMCO’s own determination of the company’s value, taking into account criteria such as asset value, book value and cash flow and earnings estimates.	The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 75% of its assets in equity and equity-related securities, including common and preferred stock (and securities convertible into, or that PIMCO expects to be exchanged for, common or preferred stock), as well as securities issued by real estate investment trusts, master limited partnerships and other equity trusts and depositary receipts. When making equity investments, PIMCO uses bottom-up, fundamental analysis to seek to identify attractively valued issuers that currently pay dividends and have the potential for earnings and dividend growth over time.

[4]	Id.

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Given the similarity between the “old” and “new” investment objectives and principal investment strategies, the Registrant concluded that the changes did not represent a “fundamental change in the information set forth in the registration statement.”5 The “old” and “new” versions of the Portfolio are similar global equity strategies with substantially similar benchmark indexes. The necessary disclosure changes were concise and easy to understand. As a result, the disclosure changes could be succinctly and accurately described in a Rule 497 supplement. For all of these reasons, the Registrant concluded that the changes could be properly implemented via a Rule 497 supplement, with a Rule 485(a) post-effective amendment to follow (i.e., PEA 12) prior to the Portfolio’s next Rule 485(b) annual update that filed on April 29, 2016.

Comment 2: Complete all missing information and remove all brackets throughout the preliminary filing.

Response: Comment accepted. The Registrant confirms that missing information was provided in the next post-effective amendment relating to the Registrant’s Administrative Class, Institutional Class, and Advisor Class shares, which was filed on April 29, 2016.

Comment 3: The Portfolio includes fee table footnotes relating to the expense of dividends paid on borrowed securities. Such footnotes are neither permitted nor required by Form N-1A. Please delete.

Response: We note that the Staff has previously commented on this issue with respect to filings by the Registrant and other PIMCO-advised registrants. The Registrant’s response, set forth below, is substantively similar to its response provided to the previous comments.

To the extent the Portfolio enters into certain investments, such as short sales, the Portfolio incurs expenses, such as the expense of dividends paid on borrowed securities. Such expense (“short sale expense”) is required to be treated as an expense of the Portfolio for accounting purposes, but the amount of short sale expense, if any, will vary from year to year with the Portfolio’s use of such investments as an investment strategy.

Unlike many other fund complexes, the Portfolio has a “unified fee” structure wherein the Portfolio pays two fixed fees to PIMCO in return for required services that PIMCO provides or arranges to provide for the Portfolio. This unified fee is comprised of the investment advisory fee and supervisory and administrative fee as described in the Portfolio’s statutory prospectus and disclosed in the combined Management Fees line item of the fee table. Under the unified fee, PIMCO provides or procures advisory and supervisory and administrative services for

[5]	Id.

Amy Miller June 28, 2016 Page 5

shareholders and also bears the costs of various third-party services required by the Portfolio, including audit, custodial, portfolio accounting, legal, transfer agency and printing costs. As such, the unified fee structure is designed to be an “all-in” fee structure that pays for the fees and costs of all PIMCO and third-party provided services under more or less a fixed fee. Accordingly, the Registrant believes that investors have come to expect a total expense ratio from year to year that is generally fixed.

There are, however, certain expenses the Portfolio does bear that are not covered under the unified fee structure which may materially impact the total level of expenses that shareholders generally expect to pay under a unified fee structure. One of the few expenses not covered by the unified fee, and thus reflected in the “Other Expenses” line item of the fee table, is the Portfolio’s short sale expense incurred due to dividends paid on borrowed securities. As such short sale expense may vary, causing the Portfolio to disclose a different total expense ratio from year to year, the Registrant believes that failure to include an explanation for this variance may create investor confusion. The Registrant believes explanatory footnotes appropriately placed where they are most likely to be read by investors (i.e., immediately adjacent to the fee table and expense ratio) are helpful and informative for the average investor, not confusing or burdensome.

The Registrant notes that the SEC, in adopting the summary prospectus amendments to Form N-1A, indicated that “[t]he fee table and example are designed to help investors understand the costs of investing in a fund and compare those costs with the costs of other funds” (emphasis added).6 The SEC further stated that the “prospectus summary section is intended to provide investors with streamlined disclosure of key mutual fund information at the front of the statutory prospectus, in a standardized order that facilitates comparisons across funds” (emphasis added).7 The Registrant agrees. The primary goal of a statutory prospectus summary section should be to provide clear, concise information to facilitate investor comparison of the Portfolio with other mutual funds. Without the current fee table footnotes describing the Portfolio’s short sale expense due to dividends paid on borrowed securities and its effect on the Portfolio’s expense ratio, the Registrant believes the Portfolio’s fee table would not adequately facilitate an investor comparison of the Portfolio’s costs against other mutual funds’ costs as investors will not have the context in which to accurately make such a comparison. Because the Portfolio has a unique unified fee structure as described above, what comprises “Other Expenses” for the Portfolio is likely very different from what comprises “Other Expenses” for other mutual funds. Therefore, the impact of “Other Expenses” on the Portfolio’s total expense ratio from year to year

[6]

Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Inv. Co. Act Rel. No. 28584, at 31 (Jan. 13, 2009) (“Summary Prospectus Adopting Release”).

[7]	Id. at 16-17.

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as compared to other mutual funds’ expense ratios is likely to be quite different. For example, because the Portfolio does not include any routine servicing or administrative expenses under “Other Expenses,” as such expenses are covered by the unified fee, any “Other Expenses” reflect non-routine activities such as short sale expense accrued as a result of discretionary investment activities. Since the unified fee structure renders “Other Expenses” a non-routine line item for the Portfolio, investors in the Portfolio have reasonably come to expect that the total expense ratio of the Portfolio is often the unified fee plus any share class-specific fixed expenses (such as 12b-1 fees). Thus, without the footnotes to explain the non-routine instances where the Portfolio needs to disclose “Other Expenses,” investors may not understand that the Portfolio operates under a unified fee structure, as they may mistakenly assume that such “Other Expenses” are expenses that are in fact covered by the unified fee. This is particularly true under the “summary prospectus” paradigm where the statutory prospectus is not required to be sent unless the investor requests it and detailed information about the unified fee structure is only included in the statutory prospectus. Accordingly, the Registrant believes an investor could be unaware of the Portfolio’s unified fee structure unless the Portfolio includes explanatory footnotes in the summary prospectus. The Registrant believes deleting these footnotes would cause its fee tables to fall short in meeting the SEC’s objective of providing clear, concise, standardized information to facilitate cost comparisons across different mutual funds because the Registrant’s unified fee structure is unique as compared to most other mutual funds.

Thus, as General Instruction C(1)(a) to Form N-1A states that the requirements of the Form are “intended to promote effective communication between the Portfolio and prospective investors,” the Registrant believes it is “effective communication” within the meaning of the General Instruction to include a limited number of footnotes as part of the table to clearly communicate the nature and amount of the Portfolio’s short sale expense, including why such expense is incurred and that this expense may vary from year to year (i.e., that it is not a fixed fee or expense, like the other line items in the Portfolio’s fee table). The Registrant believes the failure to do so may result in investors not otherwise understanding why the Portfolio’s total expense ratio may differ, sometimes substantially, each year largely as a function of short sale expense. Moreover, the inclusion of the short sale expense footnotes, in addition to providing clarifying information to investors, does not lengthen the summary section of the statutory prospectus in any meaningful way or otherwise interfere with a concise, plain English presentation of material information to investors. To the contrary, the short sale expense footnotes provide helpful, clarifying information for investors. Accordingly, the Registrant respectfully declines to revise the disclosure in response to the Staff’s comment.

Comment 4: Please confirm whether the Acquired Fund Fees and Expenses line item in the Portfolio’s fee table is necessary. The Principal Investment Strategies does not discuss investment in underlying funds.

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Response: Comment accepted. Because the Portfolio’s estimated expenses incurred due to investments in other investment companies, if any, are less than the one basis point threshold for an Acquired Fund Fees and Expenses line item per Instruction 3(f) to Item 3 of Form N-1A, estimated Acquired Fund Fees and Expenses will not be reflected in the Portfolio’s fee table.

Comment 5: Confirm that any contractual fee waivers or expense reimbursement arrangements that may be terminated after one year, as reflected in the fee tables, are only reflected in Year 1 of the Expense Example.

Response: Confirmed. All contractual fee waivers and expense reimbursement arrangements that may be terminated after one year are reflected only in Year 1 of the Expense Example.

Comment 6: Confirm that the Portfolio has properly reflected the expenses of short sales, if any, in the fee table.

Response: Confirmed. To the extent the Portfolio incurs expenses relating to dividends paid on short sales, the Portfolio will reflect such actual expenses as part of its “Other Expenses” to the extent such expenses are in amounts that require fee table disclosure. The Portfolio may not incur such short sale expenses if the Portfolio obtains short exposure through derivative instruments that do not result in short sale expenses for the Portfolio. For example, when investing in short positions with respect to an index, the Portfolio may short futures on the index or specific index securities. The holder of a futures contract is not entitled to collect dividends. Rather, the price of the futures contract typically takes into account the future value of all dividends expected to be paid over the life of the contract. Accordingly, the Portfolio would not be liable for any dividends paid by the stocks comprising the index during the time the Portfolio is shorting a future on the index. Through this and other similar methods of short exposure, the Portfolio may not incur expenses related to the payment of dividends on short sales.

Comment 7: The Portfolio invests under normal circumstances at least 75% of its assets in “equity and equity-related securities.” Given the use of “Dividend” in the Portfolio’s name, disclose that the Portfolio invests at least 80% of its assets, under normal circumstances, in “dividend-paying securities.”

Response: We note that the Staff has previously commented on this issue with respect to filings by other PIMCO-advised registrants. The Registrant’s response, set forth below, is substantively similar to its response provided to the previous comments.

Amy Miller June 28, 2016 Page 8

The term “dividend” is not specifically addressed in the Rule 35d-1 adopting release or the Staff’s guidance regarding frequently asked questions about Rule 35d-1.8

As used by the Portfolio, the term “dividend” in the Portfolio’s name describes a strategy and not a type of investment. Similar to the use of the term “income” in a fund’s name, which the Staff has stated is not subject to Rule 35d-1 because it “suggests that the fund emphasizes the achievement of current income and does not suggest a type of investment,” the term “dividend” conveys to investors that the Portfolio has a strategy that seeks to pay dividends and distributions to Portfolio shareholders.9

Additionally, we note that currently effective series of other registrants that use “dividend” in their name have not adopted a policy to invest 80% of their net assets in dividend-producing securities pursuant to Rule 35d-1. Application of Rule 35d-1 to the term “dividend” would result in disparate treatment of the Portfolio as compared to similar registered investment companies due to the fact that other registered investment companies currently operate using the word “dividend” in their names under a standard that is more flexible or permissive than the one being proposed by the Staff here. Accordingly, no changes have been made in response to this comment.

Comment 8: The Portfolio’s Principal Investment Strategies include investment in real estate investment trusts (“REITs”) and master limited partnerships (“MLPs”). Please confirm the extent to which the Portfolio may invest in REITs and MLPs and whether there are any limits on such investment. It is the Staff’s view that an investment of more than 25% of the Portfolio’s total assets in REITs and MLPs constitutes concentration in the real estate industry. If the Portfolio invests significantly in MLPs, revise the fee table to include line items for “Current Income Tax Expense” and “Deferred Income Tax Expense” as sub-captions to “Other Expenses.” In addition, revise the risk disclosure to include a “Master Limited Partnerships Risk,” which should include disclosure regarding the various tax-related risks associated with MLPs.

Response: The Portfolio has an internal operating policy limiting its investment in MLPs to no more than 25% of its assets. This policy is an operating policy of the Portfolio; it is not a fundamental investment restriction. With respect to investments in REITs, the Portfolio has not adopted an internal operating policy limiting its investment in REITs.

[8]	See Investment Company Names, SEC Rel. No. IC-24828 (Jan. 17, 2001) and Frequently Asked Questions about Rule 35d-1 at www.sec.gov/rules/final/ic-24828.htm#P93_24567 (hereinafter “Names Rule FAQ”).

[9]	See Names Rule FAQ Question 9.

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At the time of investment, the Portfolio reviews each security for industry testing using the primary SIC code assigned to the security, which is the same industry classification methodology that was suggested by the Staff in Guide 19 to Form N-1A.10 While the Registrant has no particular view on whether REITs and MLPs are always assigned to a single SIC code, or may be assigned to one of multiple SIC codes, in the event that REITs and MLPs are assigned to multiple different SIC codes, the Portfolio could theoretically invest more than 25% of its assets in REITs and MLPs in the aggregate, so long as the Portfolio does not concentrate “in a particular industry,” which is defined as a single SIC code. In other words, the Portfolio’s concentration policy does not restrict the Portfolio from investing more than 25% of its assets in a “group of industries” (i.e., REITs and MLPs assigned to multiple SIC codes) related to real estate as suggested by the Staff’s comment, only from doing so “in a particular industry” (i.e., REITs and MLPs assigned to a single SIC code). This distinction is consistent with prior SEC guidance.11

As of December 31, 2015, the Portfolio had invested less than 5% of its net assets in MLPs. Accordingly, the Portfolio does not invest significantly in MLPs, therefore the Registrant respectfully declines to revise its fee table and/or principal risk disclosure in response to the Staff’s comment at this time.

Comment 9: The Principal Investment Strategies disclose that the Portfolio may invest in “Fixed Income Instruments.” Please confirm whether there is any limit on the Portfolio’s investment in Fixed Income Instruments and junk bonds, respectively.

Response: Because the Portfolio normally invests at least 75% of its assets in equity-related securities, the Portfolio normally invests no more than 25% of its assets in Fixed Income Instruments. The Portfolio has no limitation on the percentage of its Fixed Income Instruments that may consist of high-yield securities (junk bonds).

[10]	Registration Form Used by Open-End Management Investment Companies, SEC Rel. No. 13436 at Guide 19 (Aug. 12, 1983) (“Guide 19”).

[11]

Guide 19 states, “It is the position of the staff that investment (including holdings of debt securities) of more than 25 percent of the value of the registrant’s assets in any one industry represents concentration. If the registrant intends to concentrate in a particular industry or group of industries it should . . . specify in the prospectus the industry or group of industries in which it will concentrate…If the registrant does not intend to concentrate, no further investment may be made in any given industry if, upon making the proposed investment, 25 percent or more of the value of the registrant’s assets would be invested in such industry” (emphasis added) (distinguishing policies to concentrate “in a particular industry or group of industries” from policies to not concentrate “in any particular industry”).

Amy Miller June 28, 2016 Page 10

Comment 10: If the Portfolio will adopt an 80% Names Rule policy in response to the Staff’s comment above, and will count derivatives towards satisfying such 80% Names Rule policy, confirm that the Portfolio will value such derivatives at market value for purposes of the 80% Names Rule policy. If the portfolio uses a measure other than market value for purposes of valuing derivatives for Names Rule purposes, in your correspondence please provide the following information: (1) each type of derivative for which it uses a measure other than market value; (2) which measure it uses; and (3) why it uses a measure other than market value. In addition, please explain how the portfolio calculates the alternative measure of its derivatives as a percent of its net assets to determine whether it complies with the Names Rule. For example, is the alternative measure used for the portfolio’s derivatives included only in the numerator, or in both the numerator and the denominator? Please provide one or more numerical examples.

In your response, please discuss the extent to which the Portfolio uses derivatives as compared to direct investment in securities, stated as a percentage of the Portfolio’s assets, as of a recent date.

Response: The Registrant respectfully declines to adopt an 80% Names Rule Policy for the reasons set forth in response to comment 7 above.

As of March 31, 2016, the Portfolio did not hold any futures, options or swaps.

Comment 11: The Portfolio includes “Global” in its name. As stated in Rule 35d-1’s Adopting Release, the term “global” connotes diversification among investments in a number of different countries throughout the world, and the Staff expects that a portfolio that uses this term in its name will invest its assets in investments that are tied economically to a number of different countries throughout the world. Likewise, the Staff would expect that the Portfolio will invest a significant amount of its respective assets in non-US investments. Please revise the disclosure to expressly describe how much the Portfolio will invest in non-US investments. In your response, please provide the Portfolio’s assets invested in non-US investments as of a recent date stated as a percentage of the Portfolio’s net assets, in addition to on a gross notional basis.

Response: The Registrant’s response, set forth below, is substantially identical to the response provided to a similar comment to several prior post-effective amendments filed by various PIMCO-advised registrants.

Footnote 42 to the adopting release for Rule 35d-1 clarifies that the use of the terms “international” or “global” in a fund’s name does not trigger the 80% test of Rule 35d-1.12 Nonetheless, “[the Commission] would expect . . . that investment companies using these terms in

[12]	35d-1 Adopting Release.

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their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” In the past, the Commission and the Staff have distinguished “global” investment companies by suggesting that an investment company with “global” in its name invest in securities of issuers in at least three different countries (which may include the United States).13 Accordingly, the Registrant believes the Portfolio’s current disclosure regarding the number of countries in which the Portfolio will invest is sufficient.

We also respectfully submit that the imposition of investment policies/restrictions of this nature, which are not mandated by the 1940 Act or existing rules thereunder, are appropriately administered through a formal notice and comment process whereby interested members of the industry and observers have the ability to provide meaningful input into the rulemaking process.14 Furthermore, the application of a particular quantified test to the Portfolio (i.e., “significant amount”) would result in disparate treatment of the Portfolio as compared to similar registered investment companies due to the fact that many other registered investment companies currently operate using the words “global,” “international,” or “worldwide” in their names under a standard that is more flexible or permissive than the one being proposed by the Staff here.

In response to the Staff’s request for certain information relating to the “global” Portfolio’s non-U.S. investments, please see the table below. The table below provides the “global” Portfolio’s approximate investment in securities and instruments economically tied to non-U.S. countries, stated as a percentage of the Portfolio’s (i) net assets at market value and (ii) gross total assets, as of March 31, 2016. As noted above, the Portfolio complies with its guideline with respect to the use of “global” in the Portfolio’s name (i.e., the Portfolio’s investments are economically tied to at least three different countries).

	% of Net Assets (Market Value)	% of Gross Total Assets
Global Dividend Portfolio	44.33	34.12

Comment 12: In the SAI, the Investment Objectives and Policies—Convertible Securities section discloses that the Portfolio may invest in contingent convertible (“CoCo”) instruments. Please consider whether CoCo disclosure should be added to the Portfolio’s Principal Investment

[13]

See Letter to Registrants from Carolyn B. Lewis, Assistant Director, Division of Investment Management, SEC (Jan. 3, 1991) at II.A (rescinded by Investment Company Act Release No. 23064 (Mar. 13, 1998)).

[14]

See Section 35(d), which explicitly provides that “[t]he Commission is authorized by rule, regulation, or order, to define such names or titles as are materially deceptive or misleading.” (emphasis added).

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Strategies section if the Portfolio intends to invest a significant portion of its assets in CoCo instruments. If so, consider addressing CoCos in the Portfolio’s principal risk disclosure. For example, consider moving the CoCo risk disclosure in the SAI to the prospectus. In your response, please provide the Portfolio’s assets invested in CoCo instruments as of a recent date.

Response: As of March 31, 2016, the Portfolio did not invest in CoCo instruments. Accordingly, the Registrant respectfully declines to revise its disclosure in response to the Staff’s comment. If the Portfolio does invest a significant portion of its assets in CoCo instruments in the future, the Registrant will reconsider the inclusion of CoCo-specific disclosure in the Portfolio’s prospectus.

Comment 13: Given Sovereign Debt Risk is a principal risk of the Portfolio, in your response, please provide the percentage of the Portfolio’s assets invested in sovereign debt in instances where the Portfolio invests more than 25% of its total assets in the sovereign debt of a single country as of a recent date.

Response: As of March 31, 2016, the Portfolio did not invest more than 25% of its total assets in the sovereign debt of any single country.

Comment 14: Please confirm whether the Interest Rate Risk—Variable and Floating Rate Securities disclosure is intended to address investment in bank loans. If so, revise this risk, and the Principal Investment Strategies, to discuss bank loans specifically.

Response: The Registrant confirms that this disclosure is not intended to address investment in bank loans. Accordingly, no revisions were made in response to the Staff’s comment.

Statement of Additional Information

Comment 15: The SAI states, “[i]n the case of privately issued mortgage-related securities, or any asset-backed securities, the Trust takes the position that such securities do not represent interests in any particular ‘industry’ or group of industries.”

The Staff believes that the Trust’s position as currently worded conflicts with Section 8(b)(1)(E) of the Investment Company Act of 1940 by allowing the Portfolio to reserve freedom of action to concentrate in privately-issued mortgage-related securities and/or in certain asset-backed securities (“ABS”).

As has been previously conveyed to the Trust, the Staff’s view is that investments in privately issued mortgage-related securities should be counted as investments in a single industry or group of industries for purposes of the Trust’s concentration policy. Accordingly, the Staff reiterates its

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disagreement with the Trust’s prior responses to similar comments made by the Staff. With respect to ABS, the Staff similarly does not believe that it is reasonable to categorically exclude ABS as investments in any industry or group of industries given that ABS is an umbrella term that includes a wide range of assets representing multiple industries. The Trust’s prospectus broadly defines ABS to include “auto loans, accounts receivable such as credit card receivables and hospital account receivables, home equity loans, student loans, boat loans, mobile home loans, recreational vehicle loans, manufactured housing loans, aircraft leases, computer leases and syndicated bank loans,” in addition to other types of ABS. In the Staff’s view, the Trust must look through any ABS to determine the industry represented by the underlying receivables (e.g., auto loans, aircraft leases, etc.) for industry classification purposes with respect to the Trust’s concentration policy.

Please remove all statements from the prospectuses and SAI that suggest the Portfolio may invest without limit in privately-issued mortgage-related securities and/or “any ABS,” and similarly revise the SAI consistent with the Staff’s comments. In your response, please also provide the percentage of the Portfolio’s assets invested in privately issued mortgage-related securities in excess of 25% of the Portfolio’s total assets as of a recent date. Please provide the same information with respect to any other type of ABS, broken out by underlying industries, in which the Portfolio invests more than 25% of total assets. Finally, if the Trust has adopted internal operating policies limiting the Portfolio’s investment in a type of ABS, please disclose the internal operating policies in the SAI.

Response: The Registrant notes that the Staff has previously commented on this issue with respect to PIMCO Funds’ Post-Effective Amendment No. 174, as filed on May 27, 2010, and several subsequent filings by PIMCO Funds and other PIMCO-advised registrants. The Registrant’s response below is derived from the more detailed response provided to the comment on PIMCO Funds’ Post-Effective Amendment No. 174,15 as supplemented by subsequent letters from PIMCO to the Staff. As articulated in detail in such prior correspondence with the Staff, we disagree with any assertion that the Registrant’s stated policy conflicts with Section 8(b)(1)(E) of the 1940 Act.

Notwithstanding the Registrant’s position, consistent with the position expressed in prior PIMCO correspondence with the Staff, since June 30, 2011, the Portfolio has adopted an internal operating policy limiting its investment in privately issued residential mortgage-backed securities (“Private RMBS”) to no more than 25% of the Portfolio’s assets. With respect to the treatment of privately issued commercial mortgage-backed securities and all other asset-backed securities

[15]	See Letter from Adam T. Teufel to Brion R. Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 174 (July 26, 2010).

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(“Private ABS (Excluding Private RMBS)”), the Portfolio has also adopted an internal operating policy to invest no more than 25% of its assets in Private ABS (Excluding Private RMBS). These policies are operating policies of the Portfolio; they are not fundamental investment restrictions. However, as noted above, the Portfolio’s current guidelines preclude the Portfolio from investing, under normal circumstances, more than 25% of its assets in Fixed Income Instruments, which includes Private RMBS and Private ABS (Excluding Private RMBS).

With respect to investment in privately issued asset-backed securities (“ABS”), in light of the internal operating policy discussed above, the Registrant respectfully declines to look through ABS to classify them by their underlying receivable(s) for concentration policy purposes. The Registrant’s internal operating policy reflects its view that it is reasonable to classify all ABS, excluding Private RMBS, as a group that is subject to a 25% of total assets limitation, which has the practical effect of treating such securities as being equivalent to a “particular industry” for purposes of the Registrant’s concentration policy to not concentrate “in a particular industry.” Accordingly, as of March 31, 2016, the Portfolio’s investment in ABS had not exceeded 25% of its total assets. In fact, as of March 31, 2016, the Portfolio had not invested in excess of 25% of its total assets in a combination of privately issued mortgage-related securities (residential and commercial) and ABS in the aggregate, let alone either grouping of securities measured separately. As noted above, the Portfolio, under normal circumstances, may not invest more than 25% of its assets in Fixed Income Instruments, which includes mortgage-related and asset-backed securities.

Comment 16: The SAI states, “[s]ubject to the Trust’s limitation on concentration as described in the “Investment Restrictions” section below, there is no limitation on the amount of a Portfolio’s assets which may be invested in obligations of foreign banks which meet the conditions set forth herein.” Revise this statement to reflect the Staff’s view that foreign banks are part of the banking industry, and therefore a Portfolio with a policy to not concentrate in a particular industry should not concentrate in obligations of foreign banks.

Response: Each foreign bank obligation is assigned an industry classification at the time of purchase by the Portfolio. While there is no pre-set percentage limitation on the Portfolio’s ability to acquire foreign bank obligations in the aggregate, the Portfolio will not invest more than 25% of its assets in foreign bank obligations that are part of a particular industry. This standard is consistent with the Portfolio’s concentration policy, which provides that the Portfolio may not concentrate its investments “in a particular industry.” Accordingly, the Registrant believes the disclosure is accurate as is.

At the time of investment, the Portfolio reviews each security for industry testing using the primary SIC code assigned to the security, which is the same industry classification methodology

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that was suggested by the Staff in Guide 19 to Form N-1A.16 While the Registrant has no particular view on whether foreign bank obligations are always assigned to a single SIC code as suggested by the Staff, or may be assigned to one of multiple SIC codes, in the event that foreign bank obligations are assigned to multiple different SIC codes, the Portfolio could theoretically invest more than 25% of its assets in foreign bank obligations in the aggregate, so long as the Portfolio does not concentrate “in a particular industry,” which is defined as a single SIC code. In other words, the Portfolio’s concentration policy does not restrict the Portfolio from investing more than 25% of its assets in a “group of industries” (i.e., foreign bank obligations assigned to multiple SIC codes) as suggested by the Staff’s comment, only from doing so “in a particular industry” (i.e., foreign bank obligations assigned to a single SIC code). This distinction is consistent with prior SEC guidance.17 Accordingly, the Registrant respectfully declines to revise the disclosure in response to the Staff’s comment.

Comment 17: Page 55 of the SAI discusses credit default swaps. Please confirm that when the Portfolio is a credit default swap seller, the Portfolio will segregate/earmark liquid assets of the Portfolio with a value at least equal to the full notional value of the swap.

Response: Confirmed. The Investment Objectives and Policies—Derivatives Instruments section states, “[i]n connection with credit default swaps in which the Portfolio is the seller, the Portfolio will segregate or ‘earmark’ cash or assets determined to be liquid by PIMCO in accordance with procedures established by the Board of Trustees, or enter into offsetting positions, with a value at least equal to the full notional amount of the swap (minus any amounts owed to the Portfolio).”

Comment 18: Page 55 of the SAI states “[t]he Portfolio interprets its policy with respect to concentration in a particular industry under Fundamental Investment Restriction 1, above, to apply to direct investments in the securities of issuers in a particular industry, as defined by the Trust” (emphasis added). Later on the same page, the SAI states “[t]he Portfolio may invest in

[16]	Registration Form Used by Open-End Management Investment Companies, SEC Rel. No. 13436 at Guide 19 (Aug. 12, 1983) (“Guide 19”).

[17]

Guide 19 states, “It is the position of the staff that investment (including holdings of debt securities) of more than 25 percent of the value of the registrant’s assets in any one industry represents concentration. If the registrant intends to concentrate in a particular industry or group of industries it should . . . specify in the prospectus the industry or group of industries in which it will concentrate…If the registrant does not intend to concentrate, no further investment may be made in any given industry if, upon making the proposed investment, 25 percent or more of the value of the registrant’s assets would be invested in such industry” (emphasis added) (distinguishing policies to concentrate “in a particular industry or group of industries” from policies to not concentrate “in any particular industry”).

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certain derivative instruments which, while representing a relatively small amount of the Portfolio’s net assets, provide a greater amount of economic exposure to a particular industry. To the extent that the Portfolio obtains economic exposure to a particular industry in this manner, it may be subject to similar risks of concentration in that industry as if it had invested in the securities of issuers in that industry directly.” Please address why the Trust believes it may apply the concentration policy to investments in securities, but not investments in derivatives that provide economic exposure to particular industries.

Response: To clarify, the Registrant counts investments that may be properly assigned to a particular industry, including certain derivatives, for purposes of applying the Registrant’s concentration policy. Such investments are valued at market value for purposes of the concentration policy.18 The purpose of the second half of the disclosure quoted above is to inform investors that certain derivatives may provide notional exposure to a particular industry that exceeds the market value of the derivative, and thus such notional exposure may be economically similar to hypothetically concentrating in a particular industry through direct investment via securities assigned to such industry. The Registrant will revise and clarify this disclosure at the next opportunity.

*                    *                     *

In addition to these comments, you requested that the Registrant make certain representations concerning PEA 12 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

[18]

The SEC has acknowledged that valuing investments at market value for concentration policy testing is the typical fund industry practice. See Use of Derivatives by Investment Companies under the Investment Company Act of 1940, Investment Company Act Rel. No. 29776 (Aug. 31, 2011) (“Concept Release”) (citing to The Report of the Task Force on Investment Company Use of  Derivatives and Leverage, Committee on Federal Regulation of Securities, ABA Section of Business Law (July 6, 2010) (“2010 ABA Derivatives Report”)).

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cc:	Joshua D. Ratner, Pacific Investment Management Company LLC

Ryan G. Leshaw, Pacific Investment Management Company LLC

Douglas P. Dick, Dechert LLP

Brendan C. Fox, Dechert LLP

EXHIBIT

PIMCO Equity Series VIT

650 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

June 28, 2016

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:      PIMCO Equity Series VIT (the “Registrant”) (File Nos. 333-164078, 811-22376)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Amendment No. 14 to the Registrant’s registration statement under the Investment Company Act of 1940, as filed on February 29, 2016 (the “Registration Statement”), the Registrant hereby acknowledges that:

●	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

●

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

●

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Brendan C. Fox at (202) 261-3381 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow
President

cc:	Douglas P. Dick

Brendan C. Fox

Adam T. Teufel

Joshua D. Ratner

Ryan G. Leshaw